UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Urgent.ly Inc.

(Name of Subject Company (Issuer))

Medford Hawk, Inc.

(Name of Filing Person (Offeror))

Agero, Inc.

(Name of Filing Person (Parent of Offeror))

COMMON STOCK, $0.001 PAR VALUE

(Title of Class of Securities)

916931207

(CUSIP Number of Class of Securities)

Peter Necheles

Chief Legal Officer

400 Rivers Edge Drive

Medford, MA 02155

781-393-9300

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Mark B. Stein, Esq.

Robert W. Dickey, Esq.

Morgan, Lewis & Bockius LLP

101 Park Avenue

New York, NY 10178

(212) 309-6000

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this “Schedule TO”) is being filed by Medford Hawk, Inc., a Delaware corporation (the “Offeror”), and Agero, Inc., a Nevada corporation (“Parent”). The Offeror is a wholly owned subsidiary of Parent. This Schedule TO relates to the offer by the Offeror to acquire any and all of the issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Urgent.ly Inc., a Delaware corporation (the “Company” or “Urgently”), at a purchase price of $5.50 per Share, net to the holders thereof, in cash, without interest thereon and subject to any applicable tax withholding (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 30, 2026 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal,” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time in accordance with the Agreement and Plan of Merger described below, collectively constitute the “Offer”), copies of which are annexed to and filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. All the information set forth in the Offer to Purchase is incorporated herein by reference in response to Items 1 through 9 and Item 11 of this Schedule TO and is supplemented by the information specifically provided in this Schedule TO. The Agreement and Plan of Merger, dated as of March 13, 2026, by and among the Company, Parent and the Offeror, a copy of which is attached as Exhibit (d)(1) hereto, is incorporated herein by reference with respect to Items 4 through 11 of this Schedule TO. Unless otherwise indicated, references to sections in this Schedule TO are references to sections of the Offer to Purchase.

Item 1. Summary Term Sheet.

The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet ” and “Questions and Answers About the Offer and the Merger” is incorporated into this Schedule TO by reference.

Item 2. Subject Company Information.

(a) The subject company and issuer of the securities subject to the Offer is Urgent.ly Inc., a Delaware corporation. Its principal executive office is located at 44927 George Washington Blvd. Suite 265, Office 209, Ashburn, VA 20147, and its telephone number at such address is (571) 350-3600.

(b) As of the close of business on March 26, 2026, there were (i) 2,196,934 Shares issued and outstanding, (ii) 1,440 Shares subject to issuance pursuant to options granted by Urgently to purchase Urgently Common Stock (each, an “Urgently Option”) pursuant to Urgently’s 2013 Equity Incentive Plan and 2023 Equity Incentive Plan (together, the “Urgently Equity Plans”) or otherwise, none of which were in-the-money options, (iii) 148,559 Shares underlying restricted stock units issued pursuant to the Urgently Equity Plans, and (iv) 47 Shares issuable upon exercise of an outstanding warrant.

(c) The information concerning the principal market in which the shares of Urgently common stock are traded and certain high and low sales prices for the shares of Urgently common stock in that principal market is set forth in Section 6 — “Price Range of Shares; Dividends” in the Offer to Purchase and is incorporated into this Schedule TO by reference.

Item 3. Identity and Background of Filing Person.

(a) – (c) This Schedule TO is filed by the Offeror and Parent. The information set forth in the section entitled “Summary Term Sheet” and Section 9 — “Certain Information Concerning the Offeror and Parent” of, and Schedule A to, the Offer to Purchase is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a) The information set forth in the Offer to Purchase is incorporated into this Schedule TO by reference:

Summary Term Sheet

Introduction

Section 1 — “Terms of the Offer”

Section 2 — “Acceptance for Payment and Payment for Shares”

Section 3 — “Procedures for Tendering Shares”

Section 4 — “Withdrawal Rights”

Section 5 — “Certain U.S. Federal Income Tax Consequences”

Section 7 — “Certain Effects of the Offer”

Section 11 — “Purpose of the Offer and Plans for the Company; Transaction Documents”

Section 13 — “Conditions of the Offer”

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(a) The information set forth in Section 9 — “Certain Information Concerning the Offeror and Parent,” Section 10 — “Background of the Offer; Contacts with the Company,” Section 11 — “Purpose of the Offer and Plans for the Company; Transaction Documents” of, and Schedule A to, the Offer to Purchase is incorporated herein by reference.

(b) The information set forth in the Section 10 — “Background of the Offer; Contacts with the Company” and Section 11 — “Purpose of the Offer and Plans for the Company; Transaction Documents” of the Offer to Purchase is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) The information set forth in the sections entitled “Summary Term Sheet,” “Questions and Answers About the Offer and the Merger,” “Introduction” and Section 11 — “Purpose of the Offer and Plans for the Company; Transaction Documents” of the Offer to Purchase is incorporated herein by reference.

(c)(1) – (7) The information set forth in the sections entitled “Summary Term Sheet,” “Questions and Answers About the Offer and the Merger,” “Introduction,” Section 6 — “Price Range of Shares; Dividends,” Section 7 — “Certain Effects of the Offer,” Section 10 — “Background of the Offer; Contacts with the Company,” Section 11 — “Purpose of the Offer and Plans for the Company; Transaction Documents” and Section 14 — “Dividends and Distributions” of the Offer to Purchase is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a), (d) The information set forth in the section entitled “Summary Term Sheet,” “Questions and Answers About the Offer and the Merger” and Section 12 — “Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference.

(b) Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a), (b) The information set forth in Section 9 — “Certain Information Concerning the Offeror and Parent” and Section 11 — “Purpose of the Offer and Plans for the Company” of, and Schedule A to, the Offer to Purchase is incorporated herein by reference.

Item 9. Persons/Assets Retained, Employed, Compensated or Used.

(a) The information set forth in Section 3 — “Procedures for Tendering Shares,” Section 10 — “Background of the Offer; Contacts with the Company,” Section 11 — “Purpose of the Offer and Plans for the Company; Transaction Documents,” and Section 17 — “Fees and Expenses” of the Offer to Purchase is incorporated herein by reference.

Item 10. Financial Statements.

(a) Not applicable.

(b) Not applicable.

Item 11. Additional Information.

(a) The information set forth in Section 7 — “Certain Effects of the Offer,” Section 10 — “Background of the Offer; Contacts with the Company,” Section 11 — “Purpose of the Offer and Plans for the Company; Transaction Documents” and Section 15 — “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated into this Schedule TO by reference.

Item 12. Exhibits.

Exhibit No.	Description

(a)(1)(A)*	Offer to Purchase, dated March 30, 2026.

(a)(1)(B)*	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(C)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(D)*	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)(A)*	Form of Notice of Guaranteed Delivery.

(a)(5)(B)*	Term of Summary Advertisement.

(a)(5)(C)	Press Release dated as of March 13, 2026, (incorporated herein by reference to the Schedule TO-C filed by the Parent and Offeror on March 26, 2026).

(a)(5)(D)	Social Media Post dated as of March 13, 2026 (incorporated herein by reference to the Schedule TO-C filed by the Parent and Offeror on March 26, 2026).

(a)(5)(E)	Waiver of Offer Commencement Deadline dated as of March 27, 2026 (incorporated herein by reference to the Schedule TO-C filed by the Parent and Offeror on March 27, 2026).

(d)(1)	Agreement and Plan of Merger, dated as of March 13, 2026, by and among the Company, Parent and Purchaser (incorporated by reference to Exhibit 2.1 to Urgent.ly Inc.’s Form 8-K, filed on March 13, 2026).

(d)(2)	Form of Tender and Support Agreement, dated as of March 13, 2026, by and among Parent, the Offeror and the holders listed therein (incorporated by reference to Exhibit 2.4 to Urgent.ly Inc.’s Form 8-K, filed on March 13, 2026).

(d)(3)*	Non-Disclosure Agreement, dated as of December 30, 2025, by and between the Company and Parent.

(G)	None.

(H)	None.

107*	Filing Fee Table.

*	Filed herewith.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 30, 2026

MEDFORD HAWK, INC.

By:	/s/ Peter Necheles
Name:	Peter Necheles
Title:	Secretary

AGERO, INC.

By:	/s/ Peter Necheles
Name:	Peter Necheles
Title:	Chief Legal Officer and Secretary